Exhibit 99.1

36Kr Holdings Inc. Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, April 15, 2021 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2020 ended December 31, 2020.

Fourth Quarter 2020 Operational and Financial Highlights

•	Average monthly page views (“PV”) for the twelve-month period ended December 31, 2020 increased by 48.1% to 630.2 million, from 425.4 million for the twelve-month period ended December 31, 2019.

•	Total revenues were RMB121.4 million (US$18.6 million) in the fourth quarter of 2020, compared to RMB322.8 million in the same period of 2019.

•	Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB91.4 million (US$14.0 million) in the fourth quarter of 2020, compared to a net income of RMB98.7 million in the same period of 2019.

Fiscal Year 2020 Financial Highlights

•	Total revenues were RMB386.8 million (US$59.3 million) in fiscal year 2020, compared to RMB655.6 million in the prior year.

•	Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB280.2 million (US$42.9 million) in fiscal year 2020, compared to RMB850.4 million in the prior year.

Selected Operating Data

	For the Fiscal Year Ended December 31，
	2019	2020
Online advertising services
Number of online advertising services end customers	506	499
Average revenue per online advertising services end customer (RMB’000)[1]	560.1	346.3

Enterprise value-added services
Number of enterprise value-added services end customers	436	306
Average revenue per enterprise value-added services end customer (RMB’000)[2]	732.7	631.4

Subscription services
Number of individual subscribers	18,565	9,612
Average revenue per individual subscriber (RMB)[3]	1,648.0	451.8

Number of institutional investor subscribers	134	141
Average revenue per institutional investor subscriber (RMB’000)[4]	149.5	113.7

Number of enterprise subscribers	399	392
Average revenue per enterprise subscriber (RMB’000)[5]	5.2	0.9

1 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

2 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

3 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

4 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investor subscribers in the same period.

5 Equals revenues generated from enterprise subscription services for a period divided by the number of enterprise subscribers in the same period.

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “Despite the widespread impact of the COVID-19 pandemic on the macroeconomy, we concluded 2020 with strong traffic momentum in the fourth quarter. Bolstered by our high-quality content generation capabilities and efficient distribution channels, we continued record-breaking performance in average monthly PV, which increased by 48.1% year-over-year to 630.2 million for the twelve-month period ended December 31, 2020. The robust PV growth illustrates that our growing and engaging professionally generated content (“PGC”) and user generated content (“UGC”), is resonating across a wider audience base.

“In the fourth quarter, we saw a further increase in engagement for our video and live-streaming content initiatives across a widening demographic. As short-video and live streaming content continues to be heavily sought-after, we deepened cooperation on the content production side with our prestigious partners, both domestic and overseas, while also expanding our innovative value-added enterprise services to a broader range of industries.

“As China relaxed its COVID-19 containment measures, we subsequently resumed our offline events such as our annual summit WISE Conference. With rising demand for digital transformation amongst local governments, we continued to capitalize on our New Economy competencies and powerful resource network to further gain traction with new governmental collaborations. Going forward, we will remain strategic focus on enriching our product and service offerings and enhancing our network communities to further increase our client base and strengthen our monetization capabilities. We remain diligent in our initiatives to capture enormous opportunities in the vibrant New Economy sector, and ultimately deliver long-term value to our shareholders,” Mr. Feng concluded.

Mr. Xiang Li, acting chief financial officer of 36Kr, stated, “The lingering COVID-19 impact extended into our fourth quarter’s topline performance. In light of the challenging environment and lessons we learned, we have been actively adjusting our business operations in order to realize long-lasting efficiency. Positive operating cash flow for the third consecutive quarter demonstrated the resilience and agility of our business model. In addition, we continued seeing sequential improvement in our accounts receivable after we revised our prepayment policies and became more selective in our client base. As we solidify our core strengths in industry-leading content production capabilities and expand our monetization channels, we believe we are well-positioned to serve New Economy participants and grow along with them.”

Fourth Quarter 2020 Financial Results

Total revenues were RMB121.4 million (US$18.6 million) in the fourth quarter of 2020, compared to RMB322.8 million in the same period of 2019.

•	Online advertising services revenues decreased by 53.7% to RMB69.3 million (US$10.6 million) in the fourth quarter of 2020, from RMB149.9 million in the same period of 2019. The decrease was primarily attributable to the relatively weak demand from certain advertisers and the adoption of stricter credit policy for customer selection.

•	Enterprise value-added services revenues were RMB41.4 million (US$6.3 million) in the fourth quarter of 2020, compared to RMB154.4 million in the same period of 2019. The decrease was primarily attributable to the decrease in revenues from integrated marketing services, as the Company strategically decreased the inputs in certain businesses.

•	Subscription services revenues were RMB10.8 million (US$1.6 million) in the fourth quarter of 2020, compared to RMB18.5 million in the same period of 2019. The decrease was primarily attributable to the decrease in revenues from individual subscription, as some of the offline training courses were cancelled due to the negative impact of COVID-19.

Cost of revenues was RMB70.6 million (US$10.8 million) in the fourth quarter of 2020, compared to RMB166.3 million in the same period of 2019. The decrease was primarily attributable to the decrease in revenues.

Gross profit was RMB50.9 million (US$7.8 million) in the fourth quarter of 2020, compared to RMB156.5 million in the same period of 2019.

Operating expenses were RMB127.2 million (US$19.5 million) in the fourth quarter of 2020, compared to RMB106.6 million in the same period of 2019. The increase was mainly due to the increase in general and administrative expenses in the fourth quarter of 2020.

•	Sales and marketing expenses were RMB35.1 million (US$5.4 million) in the fourth quarter of 2020, compared to RMB49.7 million in the same period of 2019. The decrease was primarily attributable to the decrease in payroll-related expenses and share-based compensation expenses.

•	General and administrative expenses were RMB81.8 million (US$12.5 million) in the fourth quarter of 2020, compared to RMB46.8 million in the same period of 2019. The increase was primarily attributable to the increase in the allowance for doubtful accounts, partially offset by the decrease in share-based compensation expenses.

•	Research and development expenses decreased by 12.1% to RMB8.9 million (US$1.4 million) in the fourth quarter of 2020, compared to RMB10.2 million in the same period of 2019. The decrease was primarily attributable to the decrease in share-based compensation expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses in total were RMB9.1 million (US$1.4 million) in the fourth quarter of 2020 and RMB36.3 million in the same period of 2019.

Other expenses were RMB10.0 million (US$1.5 million) in the fourth quarter of 2020, which included a loss of RMB15.8 million from equity method investments and an income of RMB4.6 million from government grants, which were recorded in others, net, compared to other income of RMB1.7 million in the same period of 2019.

Income tax expenses were RMB3.7 million (US$0.6 million) in the fourth quarter of 2020, compared to RMB19.6 million in the same period of 2019. The decrease was primarily attributable to the increase in the allowance for deferred tax assets.

Net loss was RMB90.1 million (US$13.8 million) in the fourth quarter of 2020, compared to an income of RMB32.0 million in the same period of 2019. Non-GAAP adjusted net loss6 was RMB81.1 million (US$12.4 million) in the fourth quarter of 2020, compared to an income of RMB68.3 million in the same period of 2019.

6 Non-GAAP adjusted income/(loss)represents net income/(loss) excluding share-based compensation expenses.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB91.4 million (US$14.0 million) in the fourth quarter of 2020, compared to an income of RMB98.7 million in the same period of 2019, which included the reversal of accretion on the convertible redeemable preferred shares.

Basic and diluted net loss per share were both RMB0.090 (US$0.014) in the fourth quarter of 2020, compared to basic and diluted net income per share of RMB0.100 and RMB0.030, respectively, in the same period of 2019.

Certain Balance Sheet Items

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB209.2 million (US$32.1 million), compared to RMB264.2 million as of December 31, 2019.

Fiscal Year 2020 Financial Results

Total revenues were RMB386.8 million (US$59.3 million) in fiscal year 2020, compared to RMB655.6 million in the prior year. The decrease was primarily attributable to the negative impact of COVID-19 on the overall market and the adoption of stricter credit policy for customer selection.

•	Online advertising services revenues decreased by 39.0% to RMB172.8 million (US$26.5 million) in fiscal year 2020, from RMB283.4 million in the prior year.

•	Enterprise value-added services revenues decreased by 39.5% to RMB193.2 million (US$29.6 million) in fiscal year 2020, from RMB319.5 million in the prior year.

•	Subscription services revenues were RMB20.7 million (US$3.2 million) in fiscal year 2020, compared to RMB52.7 million in the prior year.

Cost of revenues was RMB261.4 million (US$40.1 million) in fiscal year 2020, compared to RMB380.3 million in the prior year. The decrease was primarily attributable to the decrease in total revenues.

Gross profit was RMB125.4 million (US$19.2 million) in fiscal year 2020, compared to RMB275.3 million in the prior year.

Operating expenses were RMB392.7 million (US$60.2 million) in fiscal year 2020, compared to RMB298.2 million in the prior year. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses in fiscal year 2020.

•	Sales and marketing expenses increased by 7.1% to RMB140.7 million (US$21.6 million) in fiscal year 2020, compared to RMB131.3 million in the prior year. The increase was primarily attributable to the increase in marketing expenses, partially offset by the decrease in payroll-related expenses.

•	General and administrative expenses were RMB212.4 million (US$32.6 million) in fiscal year 2020, compared to RMB131.1 million in the prior year. The increase was primarily attributable to the increase in the allowance for doubtful accounts and professional fees, partially offset by the decrease in share-based compensation expenses.

•	Research and development expenses increased by 6.8% to RMB38.2 million (US$5.9 million) in fiscal year 2020, compared to RMB35.8 million in the prior year. The increase was primarily attributable to the increase in technology expenses related to technology procurement device maintenance and testing, and partially offset by the decrease in payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses in total were RMB39.3 million (US$6.0 million) in fiscal year 2020 and RMB91.2 million in the prior year that included RMB26.8 million arising from the effect of re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares.

Other expenses were RMB8.3 million (US$1.3 million) in fiscal year 2020, which included a loss of RMB23.5 million from equity method investments, a gain of RMB10.1 million from government grants，which were recorded in others, net, compared to other income of RMB16.8 million that included a gain of RMB11.5 million from the realized disposal gain associated with the overseas business investment in the prior year.

Income tax expenses were RMB3.8 million (US$0.6 million) in fiscal year 2020, compared to RMB19.9 million in the prior year. The decrease was primarily attributable to the increase in the allowance for deferred tax assets.

Net loss was RMB279.3 million (US$42.8 million) in fiscal year 2020, compared to RMB25.9 million in the prior year. Non-GAAP adjusted net loss7 was RMB240.1 million (US$36.8 million) in fiscal year 2020, compared to an income of RMB65.3 million in the prior year.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB280.2 million (US$42.9 million) in fiscal year 2020, compared to RMB850.4 million in the prior year, which included the accretion on redeemable non-controlling interests, accretion, reversal of accretion and re-designation effect of convertible redeemable preferred shares.

Basic and diluted net loss per share were both RMB0.275 (US$0.042) in fiscal year 2020, compared to basic and diluted net loss per share of both RMB2.310 in the prior year.

Share Repurchase Program

On May 6, 2020, the Company announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its American Depositary Shares (“ADSs”), each representing 25 Class A Ordinary Shares. As of December 31, 2020, the Company had repurchased approximately 520,000 ADSs for approximately US$1.7 million under this program.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on April 15, 2021 (8:00 PM Beijing/Hong Kong Time on April 15, 2021). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. Fourth Quarter and Fiscal Year 2020 Earnings Conference Call
Conference ID:	1794523
Registration Link:	http://apac.directeventreg.com/registration/event/1794523

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until April 22, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	1794523

7 Non-GAAP adjusted income/(loss)represents net income/(loss) excluding share-based compensation expenses.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of December 31, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	177,372	60,846	9,325
Restricted cash	505	-	-
Short-term investments	86,362	148,344	22,735
Accounts receivable, net	538,537	304,845	46,720
Receivables due from related parties	4,615	98	15
Prepayments and other current assets	41,852	16,319	2,501
Total current assets	849,243	530,452	81,296
Non-current assets:
Property and equipment, net	15,964	3,941	604
Intangible assets, net	356	471	72
Equity method investments	41,861	16,300	2,498
Deferred tax assets	3,391	-	-
Operating lease right-of-use assets, net*	-	27,365	4,194
Total non-current assets	61,572	48,077	7,368
Total assets	910,815	578,529	88,664

Liabilities
Current liabilities:
Accounts payable	139,336	64,641	9,907
Salary and welfare payables	50,721	45,580	6,985
Taxes payable	35,341	18,824	2,885
Deferred revenue	8,161	18,849	2,889
Amounts due to related parties	-	548	84
Accrued liabilities and other payables	33,308	13,560	2,079
Short-term lease liabilities*	-	15,132	2,319
Total current liabilities	266,867	177,134	27,148
Non-current liabilities:
Long-term lease liabilities*	-	12,426	1,904
Total non-current liabilities	-	12,426	1,904
Total liabilities	266,867	189,560	29,052

Shareholders’ equity
Ordinary shares	679	687	105
Treasury stock	(2,333)	(14,081)	(2,158)
Additional paid-in capital	2,000,267	2,040,693	312,750
Accumulated deficit	(1,358,350)	(1,638,581)	(251,124)
Accumulated other comprehensive loss	(3,054)	(7,897)	(1,210)
Total 36Kr Holdings Inc.'s shareholders’ equity	637,209	380,821	58,363
Non-controlling interests	6,739	8,148	1,249
Total shareholders’ equity	643,948	388,969	59,612
Total liabilities and shareholders’ equity	910,815	578,529	88,664

*The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2020 on a modified retrospective basis. As a result, the Company recognized approximately RMB27.4 million of operating lease right-of-use assets, net, RMB15.1 million of short-term lease liabilities and RMB12.4 million of long-term lease liabilities, respectively, to the unaudited condensed consolidated balance sheets as of December 31, 2020. The adoption had no impact on the Company’s opening balances of accumulated deficit as of January 1, 2020.

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	149,867	69,334	10,626	283,426	172,811	26,484
Enterprise value-added services	154,423	41,363	6,339	319,469	193,213	29,611
Subscription services	18,519	10,750	1,648	52,711	20,740	3,179
Total revenues	322,809	121,447	18,613	655,606	386,764	59,274
Cost of revenues	(166,333)	(70,574)	(10,816)	(380,290)	(261,372)	(40,057)
Gross profit	156,476	50,873	7,797	275,316	125,392	19,217
Operating expenses:
Sales and marketing expenses	(49,665)	(35,132)	(5,384)	(131,301)	(140,672)	(21,559)
General and administrative expenses	(46,810)	(81,767)	(12,531)	(131,075)	(212,411)	(32,553)
Research and development expenses	(10,164)	(8,931)	(1,369)	(35,807)	(38,232)	(5,859)
Impairment of goodwill	-	(1,395)	(214)	-	(1,395)	(214)
Total operating expenses	(106,639)	(127,225)	(19,498)	(298,183)	(392,710)	(60,185)
Income/(Loss) from operations	49,837	(76,352)	(11,701)	(22,867)	(267,318)	(40,968)
Other income/(expenses):
Share of loss from equity method investments	-	(15,774)	(2,417)	-	(23,502)	(3,602)
Gain on disposal of a subsidiary	-	-	-	11,454	-	-
Short-term investment income	854	790	121	4,115	1,859	285
Others, net	881	4,953	759	1,280	13,383	2,051
Income/(Loss) before income tax	51,572	(86,383)	(13,238)	(6,018)	(275,578)	(42,234)
Income tax expenses	(19,617)	(3,748)	(574)	(19,893)	(3,764)	(577)
Net income/(loss)	31,955	(90,131)	(13,812)	(25,911)	(279,342)	(42,811)
Accretion on redeemable non-controlling interests to redemption value	-	-	-	(1,808)	-	-
Reversal/(Accretion) of convertible redeemable preferred shares to redemption value	67,893	-	-	(449,130)	-	-
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	-	-	-	(26,787)	-	-
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of A-1, A-2, B-1, B-2, B-3 preferred shares without consideration	-	-	-	(309,984)	-	-
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	-	-	-	(36,977)	-	-
Net loss/(income) attributable to non-controlling interests	(1,195)	(1,229)	(188)	156	(889)	(136)
Net income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	98,653	(91,360)	(14,000)	(850,441)	(280,231)	(42,947)

Net income/(loss)	31,955	(90,131)	(13,812)	(25,911)	(279,342)	(42,811)
Other comprehensive loss
Foreign currency translation adjustments	(3,200)	(3,321)	(509)	(3,285)	(4,843)	(742)
Total other comprehensive loss	(3,200)	(3,321)	(509)	(3,285)	(4,843)	(742)
Total comprehensive income/(loss)	28,755	(93,452)	(14,321)	(29,196)	(284,185)	(43,553)
Accretion on redeemable non-controlling interests to redemption value	-	-	-	(1,808)	-	-
Reversal/(Accretion) of convertible redeemable preferred shares to redemption value	67,893	-	-	(449,130)	-	-
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	-	-	-	(26,787)	-	-
Re-designation of ordinary shares into Series A-1, A-2, B-1, B-2, B-3, and issuance of A-1, A-2, B-1, B-2, B-3 preferred shares without consideration	-	-	-	(309,984)	-	-
Re-designation of ordinary shares into Series C-2 convertible redeemable preferred shares	-	-	-	(36,977)	-	-
Net loss/(income) attributable to non-controlling interests	(1,195)	(1,229)	(188)	156	(889)	(136)
Comprehensive income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	95,453	(94,681)	(14,509)	(853,726)	(285,074)	(43,689)

Net income/(loss) per ordinary share
Basic	0.100	(0.090)	(0.014)	(2.310)	(0.275)	(0.042)
Diluted	0.030	(0.090)	(0.014)	(2.310)	(0.275)	(0.042)
Net income/(loss) per ADS
Basic	2.500	(2.251)	(0.345)	(57.750)	(6.873)	(1.053)
Diluted	0.750	(2.251)	(0.345)	(57.750)	(6.873)	(1.053)
Weighted average number of ordinary shares used in per share calculation
Basic	678,222,030	1,014,872,239	1,014,872,239	368,159,249	1,019,316,944	1,019,316,944
Diluted	1,014,477,288	1,014,872,239	1,014,872,239	368,159,249	1,019,316,944	1,019,316,944
Weighted average number of ADS used in per ADS calculation
Basic	27,128,881	40,594,890	40,594,890	14,726,370	40,772,678	40,772,678
Diluted	40,579,092	40,594,890	40,594,890	14,726,370	40,772,678	40,772,678

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net income/(loss)	31,955	(90,131)	(13,812)	(25,911)	(279,342)	(42,811)
Share-based compensation expenses	36,313	9,062	1,389	91,171	39,277	6,019
Non-GAAP adjusted net income/(loss)	68,268	(81,069)	(12,423)	65,260	(240,065)	(36,792)
Interest income, net	(439)	(192)	(29)	(292)	(1,535)	(235)
Income tax expenses	19,617	3,748	574	19,893	3,764	577
Depreciation and amortization expenses	1,416	1,516	232	4,231	5,598	858
Non-GAAP adjusted EBITDA	88,862	(75,997)	(11,646)	89,092	(232,238)	(35,592)